MICHAEL A. BROWN	March 27, 2015	EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Attorney-Advisor Matthew Crispino, Staff Attorney
Re:	Marin Software Incorporated Registration Statement on Form S-3 Filed on February 23, 2015 File No. 333-202240

Ladies and Gentlemen:

On behalf of Marin Software Incorporated (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-202240) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on February 23, 2015 (the “Registration Statement”). In this letter, we respond to the comments of the staff (of the Commission the “Staff”) contained in the Staff’s letter dated March 18, 2015 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially submitted.

General

1.	We note you are registering shares of common stock that the selling stockholders acquired in connection with your acquisition of Social Moov. In regards to these shares, the legality opinion states that you are registering up to 926,730 shares of common stock that the company may issue in the future. Your Form 8-K filed on February 5, 2015 indicates that these shares are payable on the one- and two- year anniversaries of the closing of the acquisition. Please revise the cover page, summary and selling stockholder discussion to disclose the number of shares you are registering that have not yet been issued and describe briefly the circumstances under which they will be issued.

United States Securities and Exchange Commission

Division of Corporation Finance

March 27, 2015

In response to the Staff’s comment, the Company has revised the cover page and pages 2, 3 and 4 of the Registration Statement.

Incorporation of Certain Information by Reference, page 7

2.	You incorporate by reference the information contained in your Form 10-K for the fiscal year ended December 31, 2014. However, certain information in Part III to your Form 10-K will be incorporated by reference from your definitive proxy statement for your 2015 annual meeting. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement before the Form S-3 is declared effective or include the officer and director information in the Form 10-K. Refer to Question 123.01 of Securities Act Form Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company filed its definitive proxy statement on Schedule 14A on March 19, 2015, which discloses the information required by Part III of the Company’s Form 10-K for the fiscal year ended December 31, 2014. In response to the Staff’s comment, the Company has revised page 7 of the Registration Statement.

* * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432 or, in his absence, Jeffrey R. Vetter at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:	David A. Yovanno, Chief Executive Officer
Stephen Kim, General Counsel, Esq.
Marin Software Incorporated

Jeffrey R. Vetter, Esq.
Morgan R. Casey, Esq.
Fenwick & West LLP